UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-39111

XChange TEC.INC

(Registrant’s Name)

Room 1610

No.801, Building 1, 1136 Xinzha Road

JingAn District, Shanghai, 200041

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on July 27, 2021 (Registration No. 333-258187) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

i

Management’s Discussion and Analysis of Financial Condition and Results of Operations

XChange TEC.INC (the “Company,” “we,” “us” or “our”) conducts its insurance agency and insurance technology businesses in the People’s Republic of China (the “PRC” or “China”) since its acquisition of Alpha Mind Technology Limited (“Alpha Mind”) on December 28, 2023 (the “Acquisition”). Alpha Mind conducts its insurance agency and insurance technology businesses through its indirectly wholly-owned subsidiary, Jiachuang Yingan (Beijing) Information& Technology Co., Ltd. (the “WFOE”) and the WFOE’s consolidated variable interest entities, namely, Huaming Insurance Agency Co., Ltd. (“Huaming Insurance”) and Huaming Yunbao (Tianjin) Technology Co., Ltd. (“Huaming Yunbao,” together with Huaming Insurance, the “VIEs”). The Company acquired Topone Consultant Limited (“Topone”), a Hong Kong insurance agency company on March 24, 2025.

We are a professional insurance agency which provides a wide variety of insurance products in China. We are committed to providing insurance purchasers with comprehensive services, spanning from application to claim settlement, through our professional and dedicated approach. Since our establishment in 2014, initially specializing in automobile insurance, we have accumulated substantial expertise and successfully expanded our insurance product portfolio to encompass a wide range of offerings. These include life, health, group accident, and various other property-related insurances.

Leveraging the growing ubiquity of mobile internet, we introduced our cutting-edge SaaS platform in 2023. This technological advancement has significantly streamlined and popularized our insurance agency business, enhancing accessibility and convenience for our customers.

With our strong foundation and unwavering commitment to excellence, we are confident in our ability to maintain a prominent position in the thriving Chinese insurance agency market. Furthermore, we are well-positioned to leverage our professional services and innovative technology, enabling us to emerge as a leader in China’s insurance agency sector. We are principally engaged in the insurance agency business primarily through a “Business to Business to Consumer,” or B2B2C, model. We offer a wide variety of insurance products underwritten by major insurance companies in China to insurance purchasers and generate revenue from commissions from the insurance companies, typically based on a percentage of the premium paid by insurance purchasers.

Summary Consolidated Financial and Operating Data

The summary unaudited condensed consolidated financial information for the six months ended March 31, 2024 and 2025 and as of March 31, 2025 has been derived from our unaudited condensed consolidated financial statements as of and for the six months ended March 31, 2025 included herein. Our unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. The summary condensed consolidated balance sheet data as of September 30, 2024 has been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended September 30, 2024 filed with the SEC on January 22, 2025 (the “FY 2024 annual report”). The summary condensed consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” included in our FY 2024 annual report.

Summary Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the Six Months Ended March 31,
	2024	2025
	RMB	RMB	USD
	(in thousands)
Revenues	76,744	175,675	24,209
Cost of revenues	(72,555)	(171,379)	(23,617)
Gross profit	4,189	4,296	592

Operating costs and expenses:
Selling and marketing expenses	(2,894)	(6,086)	(839)
General and administrative expenses	(6,925)	(11,926)	(1,643)
Research and development expenses	(15)	—	—
Goodwill impairment loss	—	(644,908)	(88,871)
Total operating costs and expenses	(9,834)	(662,920)	(91,353)

Loss from continuing operations	(5,645)	(658,624)	(90,761)

Interest expense, net	(10,826)	(18,006)	(2,481)
Other income (expense), net	560	(180)	(25)
Foreign currency transaction loss	—	(877)	(121)
Loss from continuing operations before income taxes	(15,911)	(677,687)	(93,388)
Income tax expense	(48)	(25)	(3)
Net loss from continuing operations	(15,959)	(677,712)	(93,391)
Net income from discontinued operations	403,385	—	—
Net income (loss)	387,426	(677,712)	(93,391)

Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted*	28,378,920	2,463,106,810	2,463,106,810

Net (loss) earnings per share — Basic and diluted	0.00	(0.00)	(0.00)
Net loss per share from continuing operations—Basic and diluted	(0.00)	(0.00)	(0.00)
Net earnings from per share discontinued operations—Basic and diluted	0.00	0.00	0.00

Comprehensive income (loss)
Net income (loss)	387,426	(677,712)	(93,391)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(3,212)	(42,154)	(5,809)
Comprehensive income (loss)	384,214	(719,866)	(99,200)

*	Retroactively restated to give effect to a share consolidation at a ratio of one hundred thousandth to one (100,000:1) ordinary shares effective on January 24, 2025 (Note 1).

Summary Condensed Consolidated Balance Sheet Data

	As of September 30, 2024	As of March 31, 2025
	RMB	RMB	USD
		(unaudited)	(unaudited)
	(in thousands)
Total current assets	67,643	44,783	6,171
Total non-current assets	715,193	70,820	9,759
Total assets	782,836	115,603	15,930
Total current liabilities	1,338,822	1,329,828	183,255
Total non-current liabilities:	587	406	56
Total liabilities	1,339,409	1,330,234	183,311
Total shareholders’ deficit	(556,573)	(1,214,631)	(167,381)
Total liabilities and shareholders’ deficit	782,836	115,603	15,930

Summary Unaudited Condensed Statement of Cash Flows

	For the Six Months Ended March 31,
	2024	2025
	RMB	RMB	USD
	(in thousands)
Net cash used in operating activities	(2,088)	(7,948)	(1,094)
Net cash provided/(used in) by investing activities	10,069	(301)	(42)
Net cash provided by financing activities	1,881	5,902	813
Effect of foreign exchange rate changes	1,803	(848)	(117)
Net increase/(decrease) in cash and cash equivalents and restricted cash	11,665	(3,195)	(440)
Cash, cash equivalents and restricted cash at the beginning of the period	360	13,085	1,803
Cash, cash equivalents and restricted cash at the end of the period	12,025	9,890	1,363

Critical Accounting Policies, Judgments and Estimates

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the combined and consolidated financial statements.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

Our critical accounting policies and practices for current reporting period relate to impairment of goodwill. See Note 2—Summary of Principal Accounting Policies to our unaudited condensed consolidated financial statements as of and for the six months ended March 31, 2025 included herein for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Impairment of Goodwill

We assess goodwill for impairment annually at the fiscal year end, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. The determination of the fair value of a reporting unit requires management to make significant estimates and assumptions about future operating performance, market conditions, discount rates, and other factors. Changes in these estimates or assumptions could have a significant impact on the fair value of the reporting unit and the amount of any goodwill impairment charge.

Management believes the recognition of these impairment charges appropriately reflects the current expectations of the future economic benefits to be realized from the acquisition. Goodwill impairment charges are non-cash in nature and do not impact the Company’s liquidity or capital resources.

Results of Operations

Revenues

Our total revenues generated from insurance agency service increased by 129% from RMB 76.7 million in the six months ended March 31, 2024 to RMB 175.7 million (US$24.2 million) in the six months ended March 31, 2025, primarily attributable to the inclusion of a full six-month revenue contribution from subsidiaries in the current period, whereas in the prior period only three months of revenue (January to March 2024) were consolidated following the acquisition of Alpha Mind completed in December 2023. Our revenue was generated from commissions from the insurance companies.

Cost of revenues

Cost of revenues consists primarily of commissions paid to distribution channels, and increased by 136% from RMB 72.6 million in the six months ended March 31, 2024 to RMB171.4 million (US$23.6 million) in the six months ended March 31, 2025. We generally recognize commissions as cost of revenues when incurred.

Selling and marketing expenses

Our selling and marketing expenses increased by 110.3% from RMB 2.9 million in the six months ended March 31, 2024 to RMB 6.1 million (US$0.8 million) in the six months ended March 31, 2025, primarily due to the strategy shift and business promotion. In the six months ended March 31, 2025, selling expenses mainly consisted of advertising and marketing expenses for insurance agency business.

General and administrative expenses

Our general and administrative expenses increased by 72.2% from RMB 6.9 million in the six months ended March 31, 2024 to RMB 11.9 million (US$1.6 million) in the six months ended March 31, 2025, primarily due to the strategy shift and business changes.

Impairment loss of goodwill

Our goodwill impairment test and recognized RMB 644.9 million (US$93.4 million) impairment loss in the six months ended March 31, 2025. This impairment primarily reflects changes in the operating results and outlook of the acquired entity.

Loss from continuing operations

As a result of the foregoing, our loss from operations increased from RMB 5.6 million in the six months ended March 31, 2024 to RMB 658.6 million (US$90.7 million) in the six months ended March 31, 2025.

Interest expense, net

Our net interest expense increased by 66.3% from RMB 10.8 million in the six months ended March 31, 2024 to RMB 18 million (US$2.5 million) in the six months ended March 31, 2025. The increase was primarily attributable to the promissory notes for the purchase price of the Acquisition of Alpha Mind. The promissory notes have an interest rate of 3% per annum and will be secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind, including its consolidated entities.

Other income (expense), net

Our net other income (expense) decreased by 132.1% from net other income of RMB 0.6 million in the six months ended March 31, 2024 to net other expense of RMB 0.2 million (US$25.0 thousand) in the six months ended March 31, 2025, primarily due to the strategy shift and business changes.

Loss from continuing before income taxes

As a result of the foregoing, our loss before income taxes increased from RMB 15.9 million in the six months ended March 31, 2024 to RMB 677.7 million (US$93.4 million) in the six months ended March 31, 2025.

Income tax expenses

Our income tax expense were RMB 48.0 thousand in the six months ended March 31, 2024 and tax expense was RMB 25.0 thousand (US$3.0 thousand) in the six months ended March 31, 2025.

Net loss from continuing operations

As a result of the foregoing, our net loss increased from RMB 16.0 million in the six months ended March 31, 2024 to RMB 677.7 million (US$93.4 million) in the six months ended March 31, 2025.

Net income from discontinued operations

On October 31, 2023, we transferred all of our equity interest in our indirectly wholly-owned subsidiary Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd. (“Haoju”), to Wangxiancai Limited, at nominal consideration (the “Second Equity Transfer”). Upon the completion of the Second Equity Transfer, we no longer conduct long-term apartment rental business in China. The disposals of Q&K Investment Consulting, Q&K HK and Haoju are accounted as discontinued operations. On September 12, 2024, we sold all of the equity interest in QK365.com INC. (BVI) (“QK365”), FENGLINJU PROPERTY (CHINA) LIMITED and Shanghai Meileju Intelligent Technology Co., Ltd to Wangxiancai Limited. As a result of the disposal, we have no longer conducted the long-term apartment rental business as of the date of this report and the results of our disposed long-term apartment rental business are accounted as discontinued operations. Our remaining ongoing business operations (excluding these disposed entities) are accounted as continuing operations. Our net income from discontinued operations is RMB 403.4 million in the six months ended March 31, 2024 and nil in the six months ended March 31, 2025.

Net loss per share

Our weighted average number of ordinary shares used in computing net loss per share was 28,378,920 in the six months ended March 31, 2024 and 2,463,106,810 in the six months ended March 31, 2025. The increase was primarily attributable to the issuance of 166,800,000,000,000 Class A ordinary shares in January 2025, and share consolidation in January 2025. As a result, our net loss per share was nil for the six months ended March 31, 2024 and 2025.

Liquidity and Capital Resources

On December 28, 2023, the Company completed the acquisition of 100% of the issued and outstanding shares of Alpha Mind, at a total consideration of $180,000 (“Acquisition”). The purchase price is payable in the form of promissory note (collectively, the “Notes” and each, a “Note”). The Notes have a maturity of 90 days from the closing date, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind, including its consolidated entities. On December 28, 2023, the Company issued Notes of US$153,000 and US$27,000, respectively, to MMTEC, Inc. and Burgeon Capital, Inc (collectively “Sellers of Alpha Mind”). For the six months ended March 31, 2025, the Company repaid the notes payable of RMB 60,231 to MMTEC, Inc.

On June 6, 2024, the Company and Burgeon Capital Inc (“Burgeon Capital”) entered into a share subscription agreement and a payoff letter, pursuant to which, the Company agreed to issue to Burgeon Capital and Burgeon Capital agreed to subscribe from the Company, 58,590,000,000,000 Class A ordinary shares, par value US$0.0000001 per share, of the Company (the “Converted Shares”), as the repayment by the Company to Burgeon Capital of all outstanding principal amount and accrued interest under the Note with a total amount of US$27,342. On the same date, the Company consummated the issuance of the Converted Shares.

On December 12, 2024 and December 20, 2024, the Company issued 82,800,000,000,000 and 84,000,000,000,000 Class A Ordinary shares respectively in accordance with a Securities Purchase Agreement with VG Master Fund SPC (“VG”) dated September 24, 2024.

On June 30, 2025, the Company and MMTEC, Inc. agreed to extend the maturity date of the Note and accrued interest to date to December 31, 2025.

We intend to pay the promissory notes by either using the cash flow generated by our operation or through debt or equity offerings or loans. However, we may not be able to obtain financing or fund raising on favorable terms or at all. If we failed to obtain such financing and were unable to perform our payment obligations under the terms of the Notes before the maturity date, the selling shareholders of Alpha Mind may exercise their collateral rights, we will lose control of and no longer be able to consolidate Alpha Mind and our business, financial condition, results of operations and prospects will be adversely affected.

In addition to repaying the Notes, our material cash requirements as of March 31, 2025 and any subsequent interim period primarily include expenditure of daily operation, including marketing activities. We intend to meet the cash requirements for the next 12 months through a combination of short-term loan from certain third parties or related parties, issuance of ordinary shares or other equity-linked securities. In addition, with the acquisition of Alpha Mind on December 28, 2023, we will also utilize the cash generated from Alpha Mind’s business operations.

These plans and initiatives cannot alleviate the substantial doubt of our ability to continue as a going concern. There can be no assurance that we will be successful in achieving our strategic plans, that our future capital raises will be sufficient to support our ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If we are unable to raise sufficient financing or events or circumstances occur such that we do not meet our strategic plans, we will be required to reduce certain discretionary spending, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve our intended business objectives.

However, future financing requirements will depend on many factors, including the scale and pace of the expansion of our insurance agency network, efficiency in our services and SaaS platform, the expansion of our sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to access financing on favorable terms in a timely manner or at all would materially and adversely affect our business, results of operations, financial condition, and growth prospects.

The consolidated financial statements included in this report do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of our business.

As of March 31, 2025, we had RMB 4.9 million (US$0.7 million) in cash and cash equivalents and RMB 5.0 million (US$0.7 million) in restricted cash. We did not have any capital commitment as of March 31, 2025.

Going Concern

We have been incurring losses from operations since our inception. Accumulated deficits amounted to RMB 3,856,801 and RMB 4,534,513 as of September 30, 2024 and March 31, 2025, respectively. Net cash used in operating activities were RMB 2,088 and RMB 7,948 for the six months ended March 31, 2024 and 2025, respectively. As of September 30, 2024 and March 31, 2025, current liabilities exceeded current assets by RMB 1,271,179 and RMB 1,285,045, respectively.

These factors raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

On June 6, 2024, the Company and Burgeon Capital Inc (“Burgeon Capital”) agreed to settle all outstanding principal amount and accrued interest under a Note with a total amount of US$27,342,000 by issuance of Class A ordinary shares. On June 30, 2025, the Company and MMTEC, Inc. agreed to extend the maturity date of the Note of remaining principal and accrued interest to date to December 31, 2025.

We intend to meet the cash requirements for the next 12 months from the issuance date of this report through issuance of ordinary shares. On October 26, 2022, the Company’s Form F-3 to offer up to a total amount of US$300 million was declared effective. The Company plans to raise funds under the Form F-3 to support the Company’s operations.

There is a risk that the plan of the Company’s management cannot alleviate the substantial doubt of our ability to continue as a going concern. There can be no assurance that we will be successful in achieving its strategic plans, that our future capital raises will be sufficient to support our ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. Should there be any unforeseen circumstances which may prevent the successful completion of the above mentioned plan in the next twelve months from the issuance of this report, we will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on our financial position, results of operations, cash flows, and ability to achieve our intended business objectives. One of our shareholders is committed to provide financial support up to US$1 million to support our operations. With the Securities Purchase Agreement with VG, pursuant to which the Company has the right, in its sole discretion, to sell to VG up to an aggregate of US$25 million of the Company’s Class A Ordinary Shares, represented by ADSs, from time to time during the term of the Securities Purchase Agreement, subject to certain limitations and conditions. The Company is under no obligation to sell any securities to VG, and any sales are subject to the satisfaction of customary closing conditions. If the Company elects to sell securities under the Securities Purchase Agreement, the proceeds would be used for working capital and general corporate purposes. Management assessed that these amounts are sufficient to cover our reduced operation costs and meet our obligations.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Cash Flows

Our net cash used in operating activities in the six months ended March 31, 2025 was RMB 7.9 million (US$1.1 million), which was primarily attributable to a net loss of RMB 677.7 million (US$93.4 million) adjusted by non-cash items of RMB662.2 million (US$91.3 million) and a net working capital inflow of RMB 7.6 million (US$1.0 million). The non-cash items of RMB662.2 million (US$91.3 million) were primarily attributable to RMB 644.9 million (US$88.9 million) of impairment loss of goodwill, and RMB17.2 million (US$2.4 million) of accrued interest expenses. The net working capital inflow of was primarily attributable to RMB 14.6 million (US$2.0 million) decrease of accounts receivable and RMB 6.3 million (US$0.9 million) decrease of other current assets, offset by RMB 11.5 million (US$1.6 million) increase of accounts payable.

Our net cash used in investing activities in the six months ended March 31, 2025 was RMB 0.3 million (US$0.0 million), which was primarily attributable to the acquisition of Topone for RMB 0.6 million (US$0.1 million) and proceeds of sale of short-term investment for RMB 0.3 million (US$0.0 million).

Our net cash provided by financing activities in the six months ended March 31, 2025 was RMB 5.9 million (US$0.8 million). This was attributable to proceeds from short-term borrowings of RMB 65.1 million (US$9.0 million), repayments of notes payable of RMB 60.2 million (US$8.3 million).

We did not have any off-balance sheet arrangement as of March 31, 2025.

Recent Developments

 On November 8, 2024 the Company changed the ratio of the American depositary shares (“ADSs”) representing its Class A ordinary shares from one (1) ADS representing six hundred thousand (600,000) Class A ordinary share to one (1) ADS representing twelve million (12,000,000) Class A ordinary shares.

On November 8, 2024, the Company received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company was not in compliance with the requirement to maintain a minimum bid price of US$1 per share as set forth under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”) for continued listing on The Nasdaq Capital Market. On November 26, 2024, the Company received a notice from Nasdaq stating that the Company has regained compliance with the Bid Price Rule.

On January 24, 2025, the Company’s annual general meeting (the “Meeting”) was held on January 24, 2025. The following resolutions (the “Resolutions”), among others, were passed by the shareholders of the Company at the Meeting: (a) every one hundred thousand (100,000) issued and unissued shares of the Company of a nominal or par value of US$0.0000001 each (the “Existing Shares”) be consolidated into one (1) share of a nominal or par value of US$0.01 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) so that following the Share Consolidation the authorized share capital of the Company will be changed to US$48,000,000 divided into 4,800,000,000 shares of a nominal or par value of US$0.01 each, of which 4,195,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.01 each, 600,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.01 each and 5,000,000 are Preferred Shares of a nominal or par value of US$0.01 each; (b) upon the Share Consolidation becoming effective, the authorised share capital of the Company be increased to US$50,000,000,000,000 divided into 5,000,000,000,000,000 shares of a nominal or par value of US$0.01 each, of which 4,374,500,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.01 each, 625,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.01 each and 500,000,000,000 are Preferred Shares of a nominal or par value of US$0.01 each, by the creation of an additional 4,374,495,805,000,000 unissued Class A Ordinary Shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing Class A Ordinary Shares, 624,999,400,000,000 unissued Class B Ordinary Shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing Class B Ordinary Shares, and 499,995,000,000 unissued Preferred Shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing Preferred Shares.

On April 23, 2025, the Company, MMTEC, Inc. (the “Seller”), a holder of certain Secured Promissory Note dated December 28, 2023 issued by the Company in the original principal amount of US$153,000,000 (the “Note”), and Infinity Asset Solutions Ltd., (the “Buyer” or “Infinity Asset”), entered into a Note Purchase Agreement (the “Agreement”), pursuant to which the Seller agrees to sell, transfer and assign to the Buyer, and the Buyer agrees to purchase from the Seller, a portion of the Note representing US$51,988,242 of the Outstanding Amount (as defined below), of which the unpaid principal was US$50,000,000 and the unpaid interest was US$1,988,242.00 as of the date of the Agreement. As of the date of the Agreement, the total amount of the unpaid principal and accrued and unpaid interest under the Note was US$153,738,529 (the “Outstanding Amount”).

On May 6, 2025 the Company changed the ratio of the ADSs representing its Class A ordinary shares from one (1) ADS representing one hundred and twenty (120) Class A ordinary share to one (1) ADS representing two thousand four hundred (2,400) Class A ordinary shares.

On May 9, 2025, the Company and Infinity Asset entered into a share subscription agreement and a payoff letter (collectively, the “Conversion Documents”), pursuant to which, the Company agreed to issue to Infinity Asset and Infinity Asset agreed to subscribe from the Company, 108,027,515,844 Class A ordinary shares, par value US$0.0000001 per share, of the Company (the “Converted Shares”), as the repayment by the Company to Infinity Asset of all outstanding principal amount and accrued interest under the Note with a total amount of US$51,988,242. On the same date, the Company consummated the issuance of the Converted Shares. The Converted Shares were issued in reliance upon the exemption from securities registration pursuant to Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

On May 9, 2025, the Company adopted an equity incentive plan (the “2025 Equity Incentive Plan”) and issued thereunder 11,800,000,000 Class B ordinary shares, par value US$0.0000001 per share, of the Company (the “Reserved Shares”) to Golden Stream Ltd., a limited liability company incorporated in Cayman Islands (the “ESOP Platform”). The ESOP Platform will hold the Reserved Shares (i) before any granting or vesting to the participants of the 2025 Equity Incentive Plan (the “Participants”), and (ii) after any vesting to the Participants, on behalf of the Participants pursuant to the respective share award agreements. The Reserved Shares were issued in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act. Following the issuance of the Converted Shares and Reserved Shares, as of the date hereof, the Company has a total of 111,851,094,785 Class A ordinary shares and 11,863,927,890 Class B ordinary shares issued and outstanding.

On May 13, 2025 the Company received a delisting letter from Nasdaq stating that the Company has not regained compliance with the requirement to maintain a minimum Market Value of Listed Securities of US$35 million as set forth under Nasdaq Listing Rule 5550(b)(2) (the “MVLS Rule”) for continued listing on Nasdaq as required in Nasdaq’s notice dated November 13, 2024, and that the Company’s ADSs would be delisted from Nasdaq. On May 20, 2025, the Company submitted a request to appeal the determination to a Hearings Panel pursuant to the procedures set forth in the Nasdaq Listing Rule. On June 11, 2025, the Company received a notice from Nasdaq stating that the Company has regained compliance with the MVLS Rule for continued listing on Nasdaq.

On June 30, 2025, the Company and MMTEC, Inc. agreed to extend the maturity date of the remaining Note of US$93,859 and accrued interest to date to December 31, 2025.

Currency Convenience Translation

The Company’s business is primarily conducted in the PRC and all of the revenues are denominated in RMB. The financial statements of the Company are stated in RMB. Translations of balances in the unaudited condensed consolidated balance sheet, and the related unaudited condensed consolidated statements of comprehensive (loss) income, shareholders’ deficits and cash flows from RMB into US dollars as of and for the six months ended March 31, 2025 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 7.2567, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2025, or at any other rate.

XChange TEC. INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	As of September 30, 2024	As of March 31, 2025
	RMB	RMB	USD
		(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	8,085	4,890	674
Short-term investment	2,032	1,702	235
Accounts receivable, net	36,276	21,698	2,990
Prepayments	13,745	15,258	2,103
Other current assets	7,505	1,235	169
Total current assets	67,643	44,783	6,171

Non-current assets:
Restricted cash- non-current	5,000	5,000	689
Goodwill	709,240	64,332	8,865
Property and equipment, net	6	6	1
Operating lease right-of-use assets	947	804	111
Intangible Assets	—	678	93
Total non-current assets	715,193	70,820	9,759
Total assets	782,836	115,603	15,930

LIABILITIES AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities:
Accounts payable	36,972	25,451	3,507
Amounts due to a related party	4,324	5,531	762
Short-term debt	32,070	35,702	4,920
Taxes payable	1,457	1,139	157
Contingent liabilities for payable for asset acquisition	162,808	168,355	23,200
Operating lease liabilities	349	362	50
Accrued expenses and other current liabilities	33,209	49,347	6,800
Notes payable	1,067,633	1,043,941	143,859
Total current liabilities	1,338,822	1,329,828	183,255

Non-current liabilities:
Operating lease liabilities, non-current	587	406	56
Total non-current liabilities	587	406	56
Total liabilities	1,339,409	1,330,234	183,311

Commitments and contingencies (Note 15)

SHAREHOLDERS’ DEFICIT:
Class A Ordinary shares (US$0.01 par value per share as of September 30, 2024 and US$0.01 par value per share as of March 31, 2025, respectively; 419,500,000,000,000 and 4,195,000,000 shares authorized; 73,117,892,046,400 and 2,399,178,920 shares issued and outstanding as of September 30, 2024 and March 31, 2025, respectively)	52,555	174,863	24,097
Class B Ordinary shares (US$0.0000001 par value per share as of September 30, 2024 and US$0.01 par value per share as of March 31, 2025, respectively; 60,000,000,000,000 and 600,000,000 shares authorized; 6,392,789,000,000 shares and 63,927,890 shares issued and outstanding as of September 30, 2024 and March 31, 2025, respectively)	4,623	4,623	637
Additional paid-in capital	3,137,002	3,077,148	424,042
Accumulated deficit	(3,856,801)	(4,534,513)	(624,873)
Accumulated other comprehensive income	106,048	63,248	8,716
Total shareholders’ deficit	(556,573)	(1,214,631)	(167,381)
Total liabilities and shareholders’ deficit	782,836	115,603	15,930

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XChange TEC. INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Renminbi and USD in thousands, except for share and per share data, unless otherwise stated)

	For the Six Months Ended March 31,
	2024	2025
	RMB	RMB	USD
Revenues	76,744	175,675	24,209
Cost of revenues	(72,555)	(171,379)	(23,617)
Gross profit	4,189	4,296	592

Operating costs and expenses:
Selling and marketing expenses	(2,894)	(6,086)	(839)
General and administrative expenses	(6,925)	(11,926)	(1,643)
Research and development expenses	(15)	—	—
Impairment loss of goodwill	—	(644,908)	(88,871)
Total operating costs and expenses	(9,834)	(662,920)	(91,353)

Loss from continuing operations	(5,645)	(658,624)	(90,761)

Interest expense, net	(10,826)	(18,006)	(2,481)
Other income (expense), net	560	(180)	(25)
Foreign currency transaction loss	—	(877)	(121)
Loss from continuing operations before income taxes	(15,911)	(677,687)	(93,388)
Income tax expense	(48)	(25)	(3)
Net loss from continuing operations	(15,959)	(677,712)	(93,391)
Net income from discontinued operations	403,385	—	—
Net income (loss)	387,426	(677,712)	(93,391)

Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted*	28,378,920	2,463,106,810	2,463,106,810

Net earnings (loss) per share — Basic and diluted	0.00	(0.00)	(0.00)
Net loss per share from continuing operations—Basic and diluted	(0.00)	(0.00)	(0.00)
Net earnings from per share discontinued operations—Basic and diluted	0.00	0.00	0.00

Comprehensive income (loss)
Net (loss) income	387,426	(677,712)	(93,391)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(3,212)	(42,154)	(5,809)
Comprehensive income (loss)	384,214	(719,866)	(99,200)

*	Retroactively restated to give effect to a share consolidation at a ratio of one hundred thousandth to one (100,000:1) ordinary shares effective on January 24, 2025 (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XChange TEC. INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Renminbi and USD in thousands, except for share data, unless otherwise stated)

	Class A Ordinary shares		Class B Ordinary shares		Additional	Accumulated other	Retained earnings	Total
	Number of shares*	Amount	Number of shares*	Amount	paid in capital	comprehensive (loss) income	(Accumulated deficit)	shareholders’ deficit
Balance at September 30, 2023	25,878,920	1,727	2,500,000	172	2,959,235	25,422	(3,629,980)	(643,424)
Disposal of subsidiaries	—	—	—	—	—	33,070	—	33,070
Share-based compensation	—	—	—	—	1,531	—	—	1,531
Net income	—	—	—	—	—	—	387,426	387,426
Foreign currency translation adjustments	—	—	—	—	—	(3,212)	—	(3,212)
Balance at March 31, 2024	25,878,920	1,727	2,500,000	172	2,960,766	55,280	(3,242,554)	(224,609)

Balance at September 30, 2024	731,178,920	52,555	63,927,890	4,623	3,137,002	106,048	(3,856,801)	(556,573)
Issuance of Class A shares	1,668,000,000	122,308	—	—	(59,854)	(646)	—	61,808
Share-based compensation	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(677,712)	(677,712)
Foreign currency translation adjustments	—	—	—	—	—	(42,154)	—	(42,154)
Balance at March 31, 2025	2,399,178,920	174,863	63,927,890	4,623	3,077,148	63,248	(4,534,513)	(1,214,631)

*	Retroactively restated to give effect to a share consolidation at a ratio of one hundred thousandth to one (100,000:1) ordinary shares effective on January 24, 2025 (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XChange TEC. INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Renminbi and USD in thousands, unless otherwise stated)

	For the Six Months Ended March 31,
	2024	2025
	RMB	RMB	USD

Net cash used in operating activities	(2,088)	(7,948)	(1,094)

Investing activities:
Proceeds from disposal of property and equipment	1	—	—
Purchase of short-term investments	(800)	—	—
Proceeds of sale of short-term investment	—	330	46
Purchase in acquisition of a subsidiary	—	(1,107)	(153)
Cash and restricted cash acquired in acquisition of a subsidiary	10,868	476	66
Net cash provided by (used in) investing activities	10,069	(301)	(41)

Financing activities:
Proceeds from short-term debts	12,346	65,073	8,967
Repayment of short-term debts	(4,254)	—	—
Proceeds from borrowing from related parties	—	1,060	146
Repayment of notes payable	(6,211)	(60,231)	(8,300)
Net cash provided by financing activities	1,881	5,902	813

Effect of foreign exchange rate changes	1,803	(848)	(117)
Net decrease in cash and cash equivalents and restricted cash	11,665	(3,195)	(440)
Cash, cash equivalents and restricted cash at the beginning of the period	360	13,085	1,803
Cash, cash equivalents and restricted cash at the end of the period	12,025	9,890	1363

Supplemental Cash Flow Information
Cash paid for interest expense	3	—	—
Cash paid for income tax	18	236	33
Non-cash Investing and Financing activities
Acquisition of a subsidiary by issuance of notes payable	1,299,654	—	—
Short-term borrowings settled by ordinary shares	—	(61,808)	(8,517)

Reconciliation of cash, cash equivalents and restricted cash to the unaudited condensed consolidated balance sheets:

	As of September 30, 2024	As of March 31, 2025
	RMB	RMB	USD
		(unaudited)	(unaudited)
Cash and cash equivalents	8,085	4,890	674
Restricted cash- non-current	5,000	5,000	689
	13,085	9,890	1,363

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

XChange TEC. INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Renminbi and USD in thousands, except for share data and per share data, unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

XChange TEC.INC (the “Company” or “XHG”) conducts its insurance agency and insurance technology businesses in the People’s Republic of China (the “PRC”) since its acquisition of Alpha Mind Technology Limited (“Alpha Mind”) on December 28, 2023. Alpha Mind conducts its insurance agency and insurance technology businesses through its indirectly wholly-owned subsidiary, Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. (the “WFOE”) and the WFOE’s consolidated variable interest entities, namely Huaming Insurance Agency Co., Ltd. (“Huaming Insurance”) and Huaming Yunbao (Tianjin) Technology Co., Ltd. (“Huaming Yunbao”, together with Huaming Insurance, the “VIEs”).

Disposal of subsidiaries

On October 26, 2021 and December 17, 2021, the Company transferred all of its equity interest in Q&K Investment Consulting Co., Ltd. (“Q&K Investment Consulting”) and Qingke (China) Limited (“Q&K HK”), respectively, to Wangxiancai Limited, which is a related party of the Company, and is beneficially owned by the legal representative and executive director of one of the Company’s subsidiaries (the “First Equity Transfer”). The Equity Transfer was made at nominal consideration. As of September 30, 2022, the Company did not account for the transfer of equity interest in Q&K HK, Q&K Investment Consulting and Shanghai Qingke E-commerce Co., Ltd. (“Q&K E-commerce”) as a discontinued operation, as XHG is the primary beneficiary of Q&K HK, Q&K Investment Consulting and Q&K E-commerce as XHG has the power to direct the activities of these companies that most significantly impact their economic performance and XHG has the obligation to absorb losses of these companies that could potentially be significant to these companies since their inception. The Company accounted for Q&K HK, Q&K Investment Consulting and Q&K E-commerce as variable interest entities.

On October 31, 2023, the Company transferred all of its equity interest in Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd. (“Q&K AI”), to Wangxiancai Limited, at nominal consideration (the “Second Equity Transfer”). On September 12, 2024, the Group transferred of all of its equity interest in QK365.com INC. (BVI) (“QK365”), FENGLINJU PROPERTY (CHINA) LIMITED and Shanghai Meileju Intelligent Technology Co., Ltd to Wangxiancai Limited, at nominal consideration (the “Third Equity Transfer”)

Upon deconsolidation of Q&K AI and QK 365, the Company no longer provided rental and value-added services in China and became a shell company as defined in Rule 12b-2 under the Exchange Act. The management believed the closing of the Second Equity Transfer represented a strategic shift that had a major effect on the Company’s operations and financial results. The disposals of Q&K Investment Consulting, Q&K HK and Q&K AI are accounted as discontinued operations in accordance with ASC 205-20.

Acquisition of Alpha Mind

On December 28, 2023, the Company completed the acquisition of 100% of the issued and outstanding shares of Alpha Mind, at a total consideration of $180,000 (“Acquisition”). The purchase price is payable in the form of promissory note (collectively, the “Notes” and each, a “Note”). The Notes have a maturity of 90 days from the closing date, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind, including its consolidated entities. On December 28, 2023, the Company issued Notes of $153,000 and $27,000, respectively, to MMTEC, Inc. and Burgeon Capital, Inc (collectively “Sellers of Alpha Mind”).

On June 6, 2024, the Company and Burgeon Capital Inc (“Burgeon Capital”) entered into a share subscription agreement and a payoff letter, pursuant to which, the Company agreed to issue to Burgeon Capital and Burgeon Capital agreed to subscribe from the Company, 58,590,000,000,000 Class A ordinary shares, par value US$0.0000001 per share, of the Company (the “Converted Shares”), as the repayment by the Company to Burgeon Capital of all outstanding principal amount and accrued interest under the Note with a total amount of US$27,342. On the same date, the Company consummated the issuance of the Class A ordinary shares.

On June 30, 2025, the Company and the sellers of Alpha Mind agreed to extend the maturity date of the remaining Note and accrued but unpaid interest to date to December 31, 2025.

For the six months ended March 31, 2025, the Company repaid the notes payable of RMB 6,211 to MMTEC, Inc.

Acquisition of Topone Consultants Limited

On March 24, 2025, the Company completed the acquisition of 100% of the issued and outstanding shares of Topone, an insurance agency company in Hong Kong, at a total consideration of RMB 1,107 in cash.

Reverse ADS split and share consolidation

Effective on November 8, 2024, the Company changed the ratio of the American depositary shares (“ADSs”) representing its Class A ordinary shares from one (1) ADS representing six hundred thousand (600,000) Class A ordinary share to one (1) ADS representing twelve million (12,000,000) Class A ordinary shares. For the ADS holders, the change in the ADS ratio had the same effect as a one-for-twenty reverse ADS split since November 8, 2024. There will be no change to the Group’s Class A ordinary shares. The exchange of every twenty (20) then-held (old) ADSs for one (1) new ADS will occur automatically with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank, in each case as of the effective date for the ADS ratio change. No fractional new ADSs were issued in connection with the change in the ADS ratio.

Effective on January 24, 2025, the Company effected a share consolidation, the authorised share capital of the Company be increased from (a) US$48,000,000 divided into 4,800,000,000 shares of a nominal or par value of US$0.01 each of which 4,195,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.01 each, 600,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.01 each, and 5,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.01 each, to (b) US$50,000,000,000,000 divided into 5,000,000,000,000,000 shares of a nominal or par value of US$0.01 each, of which 4,374,500,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.01 each, 625,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.01 each and 500,000,000,000 are Preferred Shares of a nominal or par value of US$0.01 each, by the creation of an additional 4,374,495,805,000,000 unissued Class A Ordinary Shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing Class A Ordinary Shares, 624,999,400,000,000 unissued Class B Ordinary Shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing Class B Ordinary Shares, and 499,995,000,000 unissued Preferred Shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing Preferred Shares.

Effective on February 6, 2025, the Company changed the ratio of the ADS representing its Class A ordinary shares from one (1) ADS representing twelve million (12,000,000) Class A ordinary share to one (1) ADS representing one hundred and twenty (120) Class A ordinary shares.

Effective on May 6, 2025, the Company changed the ratio of the ADS representing its Class A ordinary shares from one (1) ADS representing one hundred and twenty (120) Class A ordinary share to one (1) ADS representing two thousand four hundred (2,400) Class A ordinary shares.

Effective on May 9, 2025, the par value of each issued Consolidated Share of par value of US$0.01 each in the share capital of the Company be reduced to US$0.0000001 par value each (the “Capital Reduction”) by cancelling the paid-up capital to the extent of US$0.0099999 on each of the then issued Consolidated Shares; each of the authorised but unissued Consolidated Shares of a par value of US$0.01 each be sub-divided into 100,000 unissued shares of the Company of a nominal or par value of US$0.0000001 each (the “Share Subdivision”) such that the authorized share capital of the Company shall be US$50,000,000,000,000 divided into 500,000,000,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 437,450,000,000,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 62,500,000,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 50,000,000,000,000,000 are Preferred Shares of a nominal or par value of US$0.0000001 each; upon the effectiveness of the Capital Reduction and the Share Subdivision, the Company cancelled US$49,999,500,000,000 of its authorised and unissued share capital, by the cancellation of 437,445,625,500,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 62,499,375,000,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 49,999,500,000,000,000 Preferred Shares of a nominal or par value of US$0.0000001 each, each not having been taken or agreed to be taken by any person, such that following such cancellation, the authorized share capital of the Company was diminished from (i) US$50,000,000,000,000 divided into 500,000,000,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 437,450,000,000,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 62,500,000,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 50,000,000,000,000,000 are Preferred Shares of a nominal or par value of US$0.0000001 each to (ii) US$500,000,000 divided into 5,000,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 4,374,500,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 625,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 500,000,000,000 are Preferred Shares of a nominal or par value of US$0.0000001 each.

As of March 31, 2025, the Company’s significant subsidiaries were comprised of the following:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of legal/beneficial ownership by the Company	Principal activities
Alpha Mind Technology Limited (“Alpha Mind BVI”)	April 17, 2023	BVI	100%	Holding
Alpha Mind Technology Limited (“Alpha Mind HK”)	October 19, 2021	Hong Kong	100%	Holding
Topone Consultants Limited (“Topone”)	February 21, 1995	Hong Kong	100%	Holding
Jiachuang Yingan (Beijing) Information & Technology Co., Ltd. (“Alpha Mind WFOE”)	August 2, 2019	PRC	100%	Holding
Huaming Insurance	March 7, 2014	PRC	VIE of Alpha Mind WFOE	Insurance agency and insurance technology businesses
Huaming Yunbao	May 8, 2015	PRC	VIE of Alpha Mind WFOE	Insurance agency and insurance technology businesses

Contractual Arrangements

The Company, through Alpha Mind and Alpha Mind WFOE, has the following contractual arrangements with the VIEs and the shareholders of each VIE that enable the Company to (1) to direct the activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, Alpha Mind WFOE was considered the primary beneficiary of the VIEs and had consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements.

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Alpha Mind WFOE and Huaming Insurance and Huaming Yunbao, Alpha Mind WFOE has the exclusive right to provide Huaming Insurance and Huaming Yunbao with technical support services, consulting services and other services requested by Huaming Insurance and Huaming Yunbao from time to time to the extent permitted under PRC law. In exchange, Alpha Mind WFOE is entitled to a service fee that equals to all of the consolidated net income of each of Huaming Insurance and Huaming Yunbao. The service fee may be adjusted by Alpha Mind WFOE based on the actual scope of services rendered by Alpha Mind WFOE and the operational needs and expanding demands of Huaming Insurance and Huaming Yunbao. Pursuant to the exclusive business cooperation agreement, the service fees may be adjusted based on the actual scope of services rendered by Alpha Mind WFOE and the operational needs of Huaming Insurance and Huaming Yunbao.

The exclusive business cooperation agreement remains in effect unless terminated in accordance with the following provision of the agreement or terminated in writing by Alpha Mind WFOE.

During the term of the exclusive business cooperation agreement, Alpha Mind WFOE and Huaming Insurance and Huaming Yunbao shall renew the operation term prior to the expiration thereof so as to enable the exclusive business cooperation agreement to remain effective. The exclusive business cooperation agreement shall be terminated upon the expiration of the operation term of either Alpha Mind WFOE or Huaming Insurance and Huaming Yunbao if the application for renewal of the operation term is not approved by relevant government authorities. If an application for renewal of the operation term is not approved, according to the PRC Company Law, the expiration of the operation term may lead to the dissolution and cancellation of such PRC company.

Exclusive Option Agreement

Pursuant to the exclusive option agreement among Alpha Mind WFOE, Huaming Insurance and Huaming Yunbao and the shareholders who collectively owned all of Huaming Insurance and Huaming Yunbao, such shareholders jointly and severally granted Alpha Mind WFOE an option to purchase their equity interests in Huaming Insurance and Huaming Yunbao. The purchase price upon exercise of the option will be the lowest price then permitted under applicable PRC laws. Alpha Mind WFOE or its designated person may exercise such option at any time to purchase all or part of the equity interests in Huaming Insurance and Huaming Yunbao until it has acquired all equity interests of Huaming Insurance and Huaming Yunbao, which is irrevocable during the term of the agreements.

The exclusive option agreement remains in effect until all equity interest held by shareholders in Huaming Insurance and Huaming Yunbao have been transferred or assigned to Alpha Mind WFOE and/or any other person designated by Alpha Mind WFOE in accordance with such agreement.

Equity Interest Pledge Agreements

Pursuant to the equity interest pledge agreements, among Alpha Mind WFOE, Huaming Insurance and Huaming Yunbao, and the shareholders who collectively owned all of Huaming Insurance and Huaming Yunbao, such shareholders pledged all of the equity interests in Huaming Insurance and Huaming Yunbao to Alpha Mind WFOE as collateral to secure the obligations of Huaming Insurance and Huaming Yunbao under the exclusive business cooperation agreement and exclusive option agreements. These shareholders are prohibited from transferring the pledged equity interests without the prior consent of Alpha Mind WFOE unless transferring the equity interests to Alpha Mind WFOE or its designated person in accordance to the exclusive option agreements.

The equity interest pledge agreements will remain in effect until all of the obligations to Alpha Mind WFOE have been fulfilled completely by Huaming Insurance and Huaming Yunbao.

Shareholders’ Powers of Attorney (“POAs”)

Pursuant to the shareholders’ POAs, the shareholders of Huaming Insurance and Huaming Yunbao have given Alpha Mind WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Huaming Insurance and Huaming Yunbao and to exercise all of their rights as shareholders of Huaming Insurance and Huaming Yunbao, including the (i) right to attend shareholders meeting; (ii) to exercise voting rights and all of the other rights including but not limited to the sale or transfer or pledge or disposition of their shares held in part or in whole; and (iii) designate and appoint on behalf of the shareholders the legal representative, the directors, supervisors, the chief executive officer and other senior management members of Huaming Insurance and Huaming Yunbao, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the exclusive option agreements and the equity interest pledge agreements. The shareholders’ POAs remain in effect while the shareholders of Huaming Insurance and Huaming Yunbao hold the equity interests in Huaming Insurance and Huaming Yunbao.

Spousal Consent Letters

Pursuant to the spousal consent letters, the spouses of the shareholders of Huaming Insurance and Huaming Yunbao commit that they have no right to make any assertions in connection with the equity interests of Huaming Insurance and Huaming Yunbao, which are held by the shareholders. In the event that the spouses obtain any equity interests of Huaming Insurance and Huaming Yunbao, which are held by the shareholders, for any reasons, the spouses of the shareholders shall be bound by the exclusive option agreement, the equity interest pledge agreement, the shareholder POA and the exclusive business cooperation agreement and comply with the obligations thereunder as a shareholder of Huaming Insurance and Huaming Yunbao. The letters are irrevocable and shall not be withdrawn without the consent of Alpha Mind WFOE.

Based on the foregoing contractual arrangements, which grant Alpha Mind WFOE effective control of Huaming Insurance and Huaming Yunbao and enable Alpha Mind WFOE to receive all of their expected residual returns, the Company accounts for Huaming Insurance and Huaming Yunbao as a VIE. Accordingly, the Company consolidates the accounts of Huaming Insurance and Huaming Yunbao for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2024 filed on January 22, 2025.

In the opinion of the management of the Company, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended September 30, 2024. The results of operations for the six months ended March 31, 2024 and 2025 are not necessarily indicative of the results for the full years.

Going concern

The Company has been incurring losses from operations since its inception. Accumulated deficits amounted to RMB 3,856,801 and RMB 4,534,513 as of September 30, 2024 and March 31, 2025, respectively. Net cash used in operating activities were RMB 2,088 and RMB 7,948 for the six months ended March 31, 2024 and 2025, respectively. As of September 30, 2024 and March 31, 2025, current liabilities exceeded current assets by RMB 1,271,179 and RMB 1,285,045, respectively. In addition, the Company disposed of its long-term apartment rental business in October 2023 and acquired Alpha Mind in December 2023. For the six months ended March 31, 2024 and 2025, the Company generated revenues of RMB 76,744 and RMB 175,675, respectively.

These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

On June 6, 2024, the Company and Burgeon Capital agreed to settle all outstanding principal amount and accrued interest under the Note with a total amount of US$27,342 by issuance of Class A ordinary shares. On June 30, 2025, the Company and MMTEC, Inc. agreed to extend the maturity date of the outstanding Note and accrued but unpaid interest to date to December 31, 2025.

The Company intends to meet the cash requirements for the next 12 months from the issuance date of this report through issuance of ordinary shares. On October 26, 2022, the Company’s Form F-3 to offer up to a total amount of US$300 million was declared effective. The Company plans to raise funds under the Form F-3 to support the Company’s operations.

There is a risk that management plan cannot alleviate the substantial doubt of the Company’s ability to continue as a going concern. There can be no assurance that the Company will be successful in achieving its strategic plans, that the Company’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. Should there be any unforeseen circumstances which may prevent the successful completion of the above mentioned plan in the next twelve months from the issuance of this report, the Company will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-owned foreign enterprise and VIEs over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary for accounting purposes. Alpha Mind WFOE is deemed to have a controlling financial interest and be the primary beneficiary for accounting purposes of Huaming Insurance and Huaming Yunbao because it has both of the following characteristics: (1) the power to direct activities at Huaming Insurance and Huaming Yunbao that most significantly impact such entity’s economic performance, and (2) the right to receive benefits from Huaming Insurance and Huaming Yunbao that could potentially be significant to such entity. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include impairment of goodwill.

Foreign currency translation

The reporting currency of the Company is the Renminbi (“RMB”). The functional currency of the Company’s entities incorporated in Cayman Islands, the United States and Hong Kong is the United States dollar (“US dollar”) and the functional currency of the Company’s PRC subsidiaries is RMB. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the unaudited condensed consolidated statements of operations and comprehensive (loss) income.

The financial statements of the Company’s non-PRC entities are translated from their respective functional currency into RMB. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the unaudited condensed consolidated statements of operations and comprehensive (loss) income.

The financial records of the Company’s subsidiaries are maintained in local currencies, which are the functional currencies.

Currency Convenience translation

The Company’s business is primarily conducted in the PRC and all of the revenues are denominated in RMB. The financial statements of the Company are stated in RMB. Translations of balances in the unaudited condensed consolidated balance sheet, and the related unaudited condensed consolidated statements of comprehensive (loss) income, shareholders’ deficits and cash flows from RMB into US dollars as of and for the six months ended March 31, 2025 are solely for the convenience of the readers and were calculated at the rate of USD1.00=RMB 7.2567, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2025, or at any other rate.

Fair value

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, amounts due to a related party, other receivables, non-current restricted cash, accounts payable, notes payable and other payables, approximate their fair market value based on the short-term maturity of these instruments.

Business combination

Business combinations are recorded using the acquisition method of accounting. The Company uses a screen to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. In order for a purchase to be considered an acquisition of a business, and receive business combination accounting treatment, the set of transferred assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business.

The purchase price of business acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use that which have original maturities of three months or less when purchased.

Restricted cash, non-current

The Company, as an insurance agency, is required to reserve 10% of its registered capital in cash held in an escrow bank account pursuant to the China Banking and Insurance Regulatory Commission (“CBIRC”) rules and regulations, in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations. Thus, the Company classified the balance for guarantee deposit as a non-current asset.

As of September 30, 2024 and March 31, 2025, the non-current restricted cash amounted to RMB 5,000 and RMB 5,000 respectively.

Accounts receivable, net

Accounts receivable represents insurance agency service fee or commission receivable on insurance products sold from insurance companies stated at net realizable values. The Company reviews its accounts receivable on a periodic basis to determine if the bad debt allowance is adequate, and adjust the allowance when necessary.

In establishing the allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Accounts are written off after exhaustive efforts at collection.

The Company acquired the insurance agency business in December 2023. As of September 30, 2024 and March 31, 2025, allowance for doubtful accounts were RMB 191 and RMB 40, respectively.

Prepayments

Prepayments are advanced to suppliers for future service rendering. As of September 30, 2024 and March 31, 2025, prepayments amounted to RMB 13,745 and RMB 15,258, respectively. For any advances to suppliers determined by management that such advances will not be in receipts or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of September 30, 2024 and March 31, 2025, no allowance for the doubtful accounts were deemed necessary.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

The Company assesses goodwill for impairment on annual basis or if indicator noted for goodwill impairment. In accordance with ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Company will first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative impairment test. If this is the case, the quantitative goodwill impairment test is required. If it is more likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the quantitative goodwill impairment test is not required.

Quantitative goodwill impairment test is used to identify both the existence of impairment and the amount of impairment loss, comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. If the fair value of the reporting unit is less than its carrying amount, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

In December 2023, the Company recognized goodwill of RMB 1,284,218 arising from business combination of Alpha Mind (Note 4). As of September 30, 2024, the Company provided impairment test and asked specialists to review on the impairment and concluded an impairment amount of goodwill of RMB 574,978. As of March 31, 2025, the Company provided impairment test and asked specialists to review on the impairment and concluded an impairment amount of goodwill of RMB 644,908.

Intangible assets

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful lives are reported at costs less accumulated amortization and any accumulated impairment losses.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. As of March 31, 2025, the Company had automobiles with useful lives ranging between three and five years.

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or asset group may not be fully recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized.

The Company did not record any impairment for the six months ended March 31, 2024 and 2025.

Operating leases

The Company determines if an arrangement is a lease at inception under FASB ASC Topic 842, Right of Use Assets (“ROU”) and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of its leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The ROU assets include adjustments for prepayments and accrued lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise such options.

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets from operating and finance leases are subject to the impairment guidance in ASC 360, Property, Plant, and Equipment, as ROU assets are long-lived non-financial assets.

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU asset are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The Company recognized no impairment of ROU assets as of September 30, 2024 and March 31, 2025. Operating leases are included in operating lease ROU and operating lease liabilities (current and non-current), on the unaudited condensed consolidated balance sheets.

Revenue recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company generates revenue primarily from its insurance agency services. According to the agency service contracts made by and between the Company and insurance carriers, the Company is authorized to sell insurance products provided by insurance carriers to the insureds as an insurance agent, and collects commission from the respective insurance carriers as revenue.

The commission charged is determined by the terms agreed in the agency service contract, typically a percentage of insurance premium. The performance obligation is considered met and revenue is recognized when the insurance agency services are rendered and completed at the time an insurance policy becomes effective and the premium is collected from the insured.

The necessary data to reasonably determine the revenue amount is controlled by the insurance carriers, and bill statement is confirmed with the Company on a monthly basis. The Company has met all the criteria of revenue recognition when the premiums are collected by the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium. Therefore, the Company does not accrue any commissions prior to the receipt of the related premiums of insurance carriers, due to the specific practice in the industry.

The Company acquired the insurance agency business in December 2023. The Company recorded insurance agency commission revenue in the amount of RMB 76,744 and RMB 175,675 for the six months ended March 31, 2024 and 2025, respectively.

PRC value-added taxes and related taxes

Pursuant to the PRC tax legislation, general taxpayers are normally subject to value-added-tax (VAT) of 6% in the modern service industries on a nationwide basis. The Company is subject to VAT of 6% for providing insurance agency service as general taxpayer. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount. The Company reports revenue net of PRC’s VAT for all the periods presented on the statements of operations and comprehensive income (loss).

Cost of revenues

Cost of revenues consists primarily of commissions paid to distribution channels. The Company generally recognizes commissions as cost of revenues when incurred. The Company acquired the insurance agency business in December 2023. For the six months ended March 31, 2024 and 2025, the cost of revenue amounted to RMB 72,555 and RMB 171,379, respectively, from its continuing operations.

Income taxes

Current income taxes are provided on the basis of profit before income tax for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Company follows the asset and liability method of accounting for income taxes.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such determination, the management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation.

In order to assess uncertain tax positions, the Company applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its unaudited condensed consolidated balance sheet and under other expenses in its unaudited condensed consolidated statement of comprehensive (loss) income. As of September 30, 2024 and March 31, 2025, the Company did not have any significant unrecognized uncertain tax positions.

Share-based compensation

The Company recognizes share-based compensation in the unaudited condensed consolidated statements of comprehensive (loss) income based on the fair value of equity awards on the date of the grant, with compensation expenses recognized over the period in which the grantee is required to provide service to the Company in exchange for the equity award. Vesting of certain equity awards are based on the completion of initial public offering (“IPO”) and has a continued employment provision for a period of time following the grant date. The share-based compensation expenses have been categorized as either general and administrative expenses, research and development expenses or selling and marketing expenses, depending on the job functions of the grantees. For the six months ended March 31, 2024 and 2025, the Company recognized share-based compensation expenses of RMB 1,531 and nil, respectively, in the unaudited condensed consolidated statements of comprehensive (loss) income.

Earnings (Losses) per share

Basic (losses) earnings per share are computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted (loss) earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential ordinary shares, including preferred shares, convertible notes, share options and warrants are excluded from the computation in income periods should their effects be anti-dilutive. The Company had share options, convertible notes and warrants, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted (loss) earnings per share, the effect of the convertible redeemable and non-redeemable preferred shares, share options and warrants is computed using the two-class method or the as-if converted method, whichever is more dilutive.

Discontinued operations

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

As of September 30, 2023, the Group’s long-term apartment rental business in the PRC met all the conditions required in order to be classified as a discontinued operation. Accordingly, the operating results of long-term apartment rental business in the PRC are reported as a loss from discontinued operations in the accompanying unaudited condensed consolidated financial statements for all periods presented. In addition, the assets and liabilities related to long-term apartment rental business in the PRC are reported as assets and liabilities of discontinued operations in the accompanying unaudited condensed consolidated balance sheets. For additional information, see Note 3, “Disposition of Long-term Apartment Rental Business”.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents.

All of the Company’s cash and cash equivalents are held with financial institutions that the Company’s management believes to be high credit quality. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in the United States and the PRC which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Segment reporting

The Company uses management approach to determine operation segment. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocation of resource and assessing performance.

The Company’s CODM has been identified as the Chief Executive Officer who reviews the unaudited condensed consolidated results of operations when making decisions about allocating resources and assessing performance of the Company. The Company operates and manages its business as a single operating segment.

The Company’s long-lived assets are all located in the PRC and all of the Company’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on financial statements and does not expect the adoption to have a material impact.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company’s unaudited condensed consolidated statements of operations and comprehensive loss or consolidated balance sheets.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

3.	DISPOSITION OF LONG-TERM APARTMENT RENTAL BUSINESS

On October 31, 2023, the Company transferred all of its equity interest in Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd. (“Q&K AI”), to Wangxiancai Limited, at nominal consideration (the “Second Equity Transfer”).

Upon the closing of the Second Equity Transfer, Wangxiancai Limited became the sole shareholder of the Company’s long-term apartment rental business and as a result, assumed all assets and obligations of Q&K AI, Q&K Investment Consulting and Q&K HK, and their subsidiaries, VIE and VIE’s subsidiaries. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the long-term apartment rental business.

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

The disposal was closed on October 31, 2023. There was no assets or liabilities of discontinued operations as of March 31, 2025. The following is a reconciliation of the amounts of major classes of assets and liabilities classified as assets of discontinued operations and liabilities of discontinued operations in the unaudited condensed consolidated balance sheets as of September 30, 2023:

As of September 30, 2023
RMB
Current assets of discontinued operations
Cash, cash equivalents and restricted cash	741
Accounts receivable, net	2,409
Amounts due from a related party	286
Other current assets	63,454
Property and equipment, net	183
Other assets	9,590
Total current assets of discontinued operations	76,663

Liabilities of discontinued operations:
Accounts payable	157,613
Amounts due to a related party	951
Deferred revenue	99,230
Short-term debt	103,552
Rental instalment loans	15,756
Deposits from tenants	29,723
Accrued expenses and other current liabilities	101,501
Total liabilities of discontinued operations	508,326

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the unaudited condensed consolidated statements of operations and comprehensive (loss) income for the six months ended March 31, 2024 and 2025:

	For the Six Months Ended March 31,
	2024	2025
	RMB	RMB	USD
Net revenues	—	—	—
Operating costs:	—	—	—
Selling and marketing expenses	—	—	—
General and administrative expenses	(616)	—	—
Research and development expenses	—	—	—
Impairment loss on long-lived assets	—	—	—
Other income (expenses), net	(6)	—	—
Interest expenses, net	(12)	—	—
Income tax expense	—	—	—
Net loss of discontinued operations for the year	(634)	—	—
Gain from disposal of discontinued operations	404,019	—	—
Net (loss) income from discontinued operations	403,385	—	—

4.	ACQUISITION OF ALPHA MIND

On December 28, 2023, the Company completed the acquisition of 100% of the issued and outstanding shares of Alpha Mind, at a total consideration of US$180,000 (equivalent to RMB 1,299,654). The purchase price is payable in the form of promissory note. The Notes have a maturity of 90 days from the closing date, an interest rate at an annual rate to 3% per annum and will be secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind, including its consolidated entities. On December 28, 2023, the Company issued Notes of US$153,000 (equivalent to RMB 1,104,706) and US$27,000 (equivalent to RMB 194,948), respectively, to MMTEC, Inc. and Burgeon Capital, Inc. On June 6, 2024, the Company entered into conversion agreements with Burgeon Capital, under which the Company issued shares to Burgeon Capital to settle in full the outstanding principal and accrued interest of US$27,342 under a promissory note dated December 28, 2023. In June 2025, the Company and the Sellers of Alpha Mind agreed to extend the maturity date of the Notes to December 31, 2025.

The Company has allocated the purchase price of Alpha Mind based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by FASB. The Company used carrying amount of assets and liabilities as fair value, which approximate the fair value. Because the Company was a shell company when it acquired Alpha Mind, no additional intangible assets were identified. Management of the Company is responsible for determining the fair value of assets acquired and liabilities assumed as of the acquisition date and considered a number of factors including valuations from an independent appraiser firm. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in other operating expenses. The following table summarizes the estimated fair values of the identifiable assets acquired at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of Alpha Mind based on a valuation performed by an independent valuation firm engaged by the Company.

December 28,
2023
RMB
Net tangible assets (1)	15,436
Goodwill	1,284,218
Total purchase consideration	1,299,654

(1)	The following is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible assets on December 28, 2023. The Company did not identify intangible assets from the acquisition, because the Company was a shell company immediately before the acquisition. On December 31, 2024, the fair value of identifiable net assets approximated their carrying amount.

December 28, 2023
RMB
ASSETS
Current assets:
Cash and cash equivalents	5,868
Short-term investment	1,616
Accounts receivable, net	19,260
Prepayments	6,872
Other current assets	973
Total current assets	34,589

Non-current assets:
Restricted cash- non-current	5,000
Property and equipment, net	271
Operating lease right-of-use assets	60
Deferred tax assets	511
Total non-current assets	5,842
Total assets	40,431

LIABILITIES AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities:
Accounts payable	17,590
Taxes payable	910
Operating lease liabilities	41
Accrued expenses and other current liabilities	6,454
24,995
Non-current liabilities:
Operating lease liabilities, non-current	—
Total liabilities	24,995

Net tangible assets	15,436

(2)	Immediately prior to the consummation of the acquisition of Alpha Mind, the Company was a shell company as defined in Rule 12b-2 under the Exchange Act and was subject to delisting risk. As a result of the consummation of the acquisition of Alpha Mind, we ceased to be a shell company on December 28, 2023 and that is the main reason we paid US$180,000 (equivalent to RMB 1,299,654) of which US$177,862 (equivalent to RMB 1,284,218) was attribute to goodwill.

Changes in the carrying amount of goodwill from acquisition to the six months ended March 31, 2025 was as follows:

Acquisition of Alpha Mind
Balance as of December 28, 2023	1,284,218
Goodwill impairment loss during the period	(574,978)
Balance as of September 30, 2024	709,240
Goodwill impairment loss during the period	(644,908)
Balance as of March 31, 2025	64,332

Movement of impairment loss were as follows:

	September 30,	March 31,
	2024	2025
	RMB	RMB
Beginning balance	1,284,218	709,240
Impairment loss	(574,978)	(644,908)
Ending balance	709,240	64,332

(3)	Total purchase consideration is $180,000, at exchange rate of 1 USD/RMB=7.2203

5.	ACQUISITION OF TOPONE

On March 24, 2025, the Company completed the acquisition of 100% of the issued and outstanding shares of Topone, at a total consideration of RMB 1,107,396 in cash.

The Company has allocated the purchase price of Topone based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by FASB. The Company used carrying amount of assets and liabilities as fair value, which approximate the fair value. Intangible assets were identified, and no goodwill were identified. Management of the Company is responsible for determining the fair value of assets acquired and liabilities assumed as of the acquisition date and considered a number of factors including valuations from an independent appraiser firm. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in other operating expenses. The following table summarizes the estimated fair values of the identifiable assets acquired at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of Topone based on a valuation performed by an independent valuation firm engaged by the Company.

		March 24,
		2025
		RMB
Net tangible assets (1)	(1)	434
Intangible assets	(2)	678
Total assets		1,112
Total purchase consideration		1,107
Bargain gain on purchase		5

(1)	The following is a reconciliation of the fair value of major classes of assets acquired and liabilities assumed which comprised of net tangible assets on March 24, 2025.

As of March 24, 2025
RMB
ASSETS
Cash, cash equivalents	477
Total Assets	477
Liabilities:
Accrued expenses and other current liabilities	43
Total liabilities	43
Net tangible assets	434

(2)	The Company identified intangible assets from the acquisition, thus the company recognized the intangible assets for RMB 678. The intangible assets primarily represent the insurance intermediary license held by Topone.

6.	ACCOUNTS RECEIVABLE

Accounts receivable, net consist of the following:

	September 30, 2024	March 31, 2025
	RMB	RMB
Accounts receivable	36,467	21,738
Less: Allowance for credit losses	191	40
Total accounts receivable, net	36,276	21,698

Movements of allowance for credit losses are as follows:

	September 30, 2024	March 31, 2025
	RMB	RMB
Opening balance	277	191
Write offs	(86)	(151)
Ending balance	191	40

7.	SHORT-TERM INVESTMENTS

Short-term investments are investments in wealth management product with underlying in bonds offered by private entities and other equity products. The investments can be redeemed upon one workday’s notice and their carrying values approximate their fair values. The gain (loss) from sale of any investments and fair value change are recognized in the unaudited condensed consolidated statements of operations and comprehensive (loss) income.

As of September 30, 2024 and March 31, 2025, the Company had short-term investments of RMB 2,032 and RMB 1,702, respectively.

8.	SHORT-TERM DEBT

The short-term debt was as follows:

	September 30, 2024	March 31, 2025
	RMB	RMB
Short-term debt	32,070	35,702

During the six months ended March 31, 2025, the Company entered into loan agreements with certain third parties to borrow an aggregation of RMB 21,988 (equivalent of US$3,030). The loans bore an interest rate of 3.85% per annum and payable in twelve months.

During the six months ended March 31, 2024, the Company entered into loan agreements with certain third parties to borrow an aggregation of RMB 12,346 (equivalent of US$1,710). The loans bore an interest rate of 3.85% per annum and payable in twelve months. During the six months ended March 31, 2024, the Company also repaid loans of RMB 4,254 (equivalent of US$589) to third parties.

9.	ASSET ACQUISITION

On July 22, 2020, the Company entered into a series of asset purchase agreements with Great Alliance Coliving Limited. and its affiliates (“Beautiful House” or the “Sellers”) to acquire certain assets and assumed liabilities associated with acquired assets. The consideration was comprised of cash of US$29,000 (approximately RMB 205,306) and 128,589 shares of the Company’s Class A ordinary shares (after giving effects to share consolidation in January 2025).

In May 2021, the Company entered into an agreement to settle the outstanding payables with the Sellers, pursuant to the agreement, the Company delivered 186,376 Class A ordinary shares (after giving effects to share consolidation in January 2025) to settle both cash consideration payable and share consideration payable. The Sellers are entitled to trade the Class A ordinary shares in open market. In addition, among the 186,376 shares delivered, 57,786 Class A ordinary shares will oblige the Company to make up the shortfall if the cash collected by the Sellers are lower than US$401.4 per share (after giving effects to share consolidation in January 2025). Additionally, 20,861 of the 57,786 Class A ordinary shares are redeemable at a per share price of US$401.5 if the Sellers do not trade in open market (after giving effects to share consolidation in January 2025).

The 57,786 Class A ordinary shares (after giving effects to share consolidation in January 2025) are subject to a make-whole cash-settled provision, and 20,861 Class A ordinary shares (after giving effects to share consolidation in January 2025) of which are also subject to redemption. The Company assessed the redemption terms and assessed it is probable that the Company will redeem these ordinary shares. The 57,786 ordinary shares (after giving effects to share consolidation in January 2025) fall in the classification of a liability. As of September 30, 2024 and March 31, 2025, the Company recorded the liabilities of RMB 162,808 and RMB 168,355 in the account of “Contingent liabilities for payable for asset acquisition”. The change in the balance as of September 30, 2024 and March 31, 2025 arose from change in foreign exchange rates.

10.	NOTES PAYABLE

In connection with the acquisition of 100% of the issued and outstanding shares of Alpha Mind (Note 4), the Company issued promissory note of US$153,000 (equivalent to RMB 1,104,706) and US$27,000 (equivalent to RMB 194,948), respectively, to MMTEC, Inc. and Burgeon Capital, Inc. (collectively “Notes”) as purchase price. The Notes had a maturity of 90 days from the closing date, an interest rate at an annual rate to 3% per annum and is secured by all of the issued and outstanding equity of Alpha Mind and all of the assets of Alpha Mind, including its consolidated entities. The Company recorded the promissory notes in the account of “notes payable” on the consolidated balance sheets, and accrued interest for promissory notes in the account of “accrued expenses and other current liabilities”.

In June 2025, the Company and the Sellers of Alpha Mind agreed to extend the maturity date of the Notes to December 31, 2025. For the six months ended March 31, 2025, the Company repaid the notes payable of RMB 60,231 to MMTEC, Inc.

As of March 31, 2025, the Company had notes payable of RMB 1,043,941.

11.	SHARE BASED COMPENSATION

The Company utilized Yijia Inc., a company controlled by the former CEO, Mr. Qu Chengcai, as a vehicle to hold shares that will be used to provide incentives and rewards to employees and executives who contribute to the success of the Company’s operations. According to the Company’s board resolutions, in July 2017 and March 2018, 86 million shares were reserved to Yijia Inc. Yijia Inc. has no activities other than administrating the incentive program and does not have any employees. On behalf of the Company and subject to approvals from the board or directors, the Founder has the authority to select eligible participants to whom equity awards will be granted; determine the number of shares covered; and establish the terms, conditions and provision of such awards. The board resolutions allow the grantees to hold options to purchase from the Yijia Inc. the equity shares of the Company.

As of June 24, 2022, Yijia Inc. held 75,200 Class B ordinary shares (after giving effects to share consolidation in January 2025). On June 24, 2022, Yijia Inc. transferred all reserved ordinary shares to Golden Stream Limited, a company controlled by Mr. Qu Chengcai, the former Chief Executive Officer of the Company. Upon transfer, the Class B ordinary shares previously held by Yijia Inc. were automatically converted to Class A ordinary shares pursuant to the Company’s third amended and restated memorandum and articles of association. Since then, Golden Stream Limited became a vehicle to hold shares that will be used to provide incentives and rewards to employees and executives who contribute to the success of the Company’s operations. The board resolutions allow the grantees to hold options to purchase from the Golden Stream Limited the equity shares of the Company.

All the share information disclosed under Stock Option A and Stock Option B in this section refers to the shares of the Company the grantees are entitled through Yijia Inc. shares before June 24, 2022 and through Golden Stream Limited after June 24, 2022. The related expenses are reflected in the Company’s unaudited condensed consolidated financial statements as share-based compensation expenses with an offset to additional paid-in capital. Given the shares owned by Yijia Inc./ Golden Stream Limited for the purpose of the incentive program are existing and outstanding shares of the Company, the options do not have any dilution effect on the earnings (loss) per share (see Note 12).

Stock Option A

On August 31, 2014, April 21, 2016, October 17, 2016 and October 18, 2016, the Company granted an aggregate number of 269 share options to certain management, employees and non-employees of the Company. Under the plan, the exercise price was US$310 per share (after giving effects to share consolidation in January 2025) and vests 50% on the first and second anniversary after the IPO date. All grantees were restricted from transferring more than 25% of their total exercised ordinary shares each year after the exercise date. Given the vesting was contingent on the IPO and vested on the first and second anniversary after the IPO date, no share-based compensation expense is recognized until the date of IPO. For the year ended September 30, 2021, no share options were vested or exercised. As of September 30, 2024 and March 31, 2025, the number of outstanding options was 10,250 and 10,250 (after giving effects to share consolidation in January 2025), respectively, which was equal to the number of option expected to be vested. The remaining Stock Options A are exercisable into 10,250 Class B ordinary shares (after giving effects to share consolidation in January 2025). Because the exercise price is out of money, the weighted average intrinsic value of the outstanding options and the options expected to vest was RMB nil.

Stock Option B

On July 31, 2017, the Company granted 431 share options to management and employees of the Company. The options vested immediately upon the grant date and the exercise price were US$310 per share (after giving effects to share consolidation in January 2025). All grantees were restricted from transferring its exercised ordinary shares during certain periods subsequent to the IPO date (the “lock-up period”). If the grantee resigned from the Company before the IPO or during the lock-up period, the Company has the right to repurchase the share options or ordinary shares at the exercise price. The Company believes that the repurchase feature is effectively to require the employee to remain throughout the requisite period in order to receive any economic benefit from the award. As such, the repurchase feature functions as a vesting condition that is contingent on the IPO, no share-based compensation expense is recognized until the date of IPO. As of September 30, 2024 and March 31, 2025, the Company had 23,850 and 23,850 share options outstanding (after giving effects to share consolidation in January 2025), vested and exercisable. The remaining Stock Options B are exercisable into 23,850 Class A ordinary shares (after giving effects to share consolidation in January 2025). Because the exercise price is out of money, the weighted average intrinsic value of these share options were RMB nil.

Binomial options pricing model was applied in determining the estimated fair value of the options granted. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and, the exercise multiple for which employees are likely to exercise share options. The estimated fair value of the ordinary shares, at the option grants, was determined with assistance from an independent third party valuation firm. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	April 2016		October 2016		July 2017
Risk-free rate of return		3.18%		3.18%		3.21%
Contractual life of option		10 years		10 years		8.4 years
Estimated volatility rate		37%		37%		35%
Expected dividend yield		0%		0%		0%
Fair value of underlying ordinary shares*	US$	300	US$	400	US$	500

*	Retroactively restated to give effect to a share consolidation at a ratio of one hundred thousandth to one (100,000:1) ordinary shares effective on January 24, 2025 (Note 1).

2019 Share Incentive Plan

The 2019 Share Incentive Plan became effective immediately upon the completion of our initial public offering. The maximum number of shares that may be issued under the 2019 Plan is 10% of the total outstanding shares as of the date of the consummation of our initial public offering.

In June 2022, the Company issued 72,000 stock options with nil exercise price to Mr. Qu, the Chief Executive Officer of the Company. All of the stock options were vested and exercised immediately upon grant. The Company recorded stock options at the grant date fair value per ADS of US$36,342.5 (after giving effects to share consolidation in January 2025, ADS reverse split in November and December 2023) by reference to the share price in the open market on grant date.

In June 2022, the Company issued 50,360 stock options with nil exercise price to Mr. Sun, the Chief Financial Officer of the Company, of which 43,180 stock options vested and exercised immediately upon grant, 3,590 stock options vested on August 3, 2022, and the remaining 3,590 stock options vested on August 3, 2023. As of March 31, 2025, neither of the 3,590 stock options vested on August 3, 2022 or the 3,590 stock options vested on August 3, 2023 were exercised by or issued to Mr. Sun. The Company recorded stock options at the grant date fair value per ADS of US$36,342.5 (after giving effects to share consolidation in January 2025, ADS reverse split in November and December 2023) by reference to the share price in the open market on grant date.

2022 Share Incentive Plan

On November 18, 2022, the board of directors has approved and adopted a new share incentive plan (the “2022 Plan”). The maximum number of shares available for issuance under the 2022 Plan is 2,500,000 Class B ordinary shares (after giving effects to share consolidation in January 2025) of the Company.

In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual class share structure. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

The board of directors has also approved the issuance of the Shares to Golden Stream Ltd., a limited liability company incorporated in Cayman Islands (the “ESOP Platform”), which is holding these Shares (representing 8.8% of the total outstanding share capital and 49.1% of the voting power of the Company) and will act upon the instructions from a senior management committee of the Company determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards under the 2022 Plan, the disposition of the Shares. The Shares held by the ESOP Platform are reserved for share-based awards that the Company may grant in the future under the 2022 Plan. As of the date of this report, 2,500.000 Class B ordinary shares (after giving effects to share consolidation in January 2025) were reserved to 2022 Plan and no Class B ordinary shares have been issued under the 2022 Plan.

2024 Equity Incentive Plan

On June 6, 2024, the Company adopted an equity incentive plan (the “2024 Equity Incentive Plan”) and issued thereunder 61,427,890 Class B ordinary shares, par value US$0.01 per share, of the Company (the “Reserved Shares”) to the ESOP Platform. The ESOP Platform will hold the Reserved Shares (i) before any granting or vesting to the participants of the 2024 Equity Incentive Plan, and (ii) after any vesting to the participants, on behalf of the participants pursuant to the respective share award agreements.

For the six months ended March 31, 2024 and 2025, no option activities were incurred. As of March 31, 2025, the Company had outstanding share options of 41,280, with exercise price of RMB 2,000 per option and remaining contractual life of 2.84 years. Among the outstanding share options, 34,100 were vested and exercisable as of March 31, 2025.

The Company recognized the compensation cost for the stock options on a straight line basis over the requisite service periods. For the six months ended March 31, 2024 and 2025, the Company recognized share-based compensation of RMB 1,531 and nil. respectively.

For the six months ended March 31, 2024 and 2025, the total share-based compensation expenses were comprised of the following:

	For the Six Months Ended March 31,
	2024	2025
	RMB	RMB
Selling and marketing expenses	8	—
General and administrative expenses	1,508	—
Research and development expenses	15	—
	1,531	—

12.	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share for the periods indicated:

	For the Six Months Ended March 31,
	2024	2025
	RMB	RMB	USD
Net income (loss)	387,426	(677,712)	(93,391)

Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted*	28,378,920	2,463,106,810	2,463,106,810

Net earnings (loss) per share — Basic and diluted	0.00	(0.00)	(0.00)
Net loss per share from continuing operations—Basic and diluted	(0.00)	(0.00)	(0.00)
Net earnings from per share discontinued operations—Basic and diluted	0.00	0.00	0.00

For the six months ended March 31, 2024 and 2025, weighted average ordinary shares included 3,590 and 7,180 stock options (after giving effects to share consolidation in January 2025), which were vest but unexercised as of March 31, 2024 and 2025, respectively. The Company included the stock options because they are exercisable at RMB nil.

13.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company, XChange TEC.INC is not subject to tax on income or capital gain.

BVI Islands

Under the current laws of the British Virgin Islands (“BVI”), Alpha Mind BVI is incorporated in BVI is not subject to tax on income or capital gain.

Hong Kong

Alpha Mind HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), which was effective from January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended March 31, 2024 and 2025, the Company had no unrecognized tax benefits. For the six months ended March 31, 2024 and 2025, the Company incurred income tax expenses RMB 48, and RMB 25, respectively.

Due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future income to realize the deferred tax assets for the subsidiaries. The Company maintains a full valuation allowance on its net deferred tax assets as of September 30, 2024 and March 31, 2025.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

14.	STATUTORY RESERVES AND NET RESTRICTED ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the subsidiary incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The unaudited condensed consolidated results of operations reflected in the unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiary located in the PRC (“PRC subsidiary”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC subsidiary is required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC subsidiary is also restricted.

Amounts restricted including paid-in capital and statutory reserve funds as determined pursuant to PRC Laws were RMB nil and RMB nil as of September 30, 2024 and March 31, 2025, respectively.

15.	RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The following entities are considered to be related parties to the Company. The related parties mainly act as service providers and service recipients to the Company. The Company is not obligated to provide any type of financial support to these related parties.

Related Party	Relationship with the Company
Key Space (S) Pte Ltd (“Key Space”)	An entity controlled by a shareholder of the Company
Mr. Qu Chengcai	Former Chief Executive Officer. Mr. Qu resigned on October 17, 2024 and Mr.Qu was no longer a related party of the Group since then.
Mr. Zhang Yong	Former Chief Executive Officer. Mr.Zhang was appointed as CEO on October 17, 2024, and resigned on January 2025.
Mr. Sun Zhichen	Chief Executive Officer from January·2025, former Chief Financial Officer till October 17, 2024.
Ms. Chang Jiaxing	Chief Financial Officer from October 17, 2024
Mr. Wu Guofu	Independent director
Ms. Qiao Nini	Independent director

-	Transactions with related parties

As stated in Note 10, the Company issued 72,000 and 43,180 stock options to Mr. Qu and Mr. Sun, respectively. (See Note 11 - Share based compensation)

Mr. Zhang Yong, as a former CEO of the Company, provided an unsecured loan of RMB 1,060 to the Company. The loan is non-interest-bearing and repayable on demand.

-	Balances with related parties

As of September 30, 2024 and March 31, 2025, amounts due to a related party were RMB 4,324 and RMB 4,471, respectively. The balance due to related parties represented borrowings from Key Space, and Mr. Zhang Yong which were due within 12 months from borrowing. Details are as follows:

	September 30, 2024	March 31, 2025
	RMB	RMB
Key Space	4,324	4,471
Mr. Zhang Yong	—	1,060
Total	4,324	5,531

16.	COMMITMENTS AND CONTINGENCIES

The Company is subject to periodic legal or administrative proceedings in the ordinary course of business. The Company does not believe that any currently pending legal or administrative proceeding to which the Company is a party will have a material effect on its business or financial condition.

17.	SUBSEQUENT EVENTS

On April 23, 2025, the Company, MMTEC, Inc. (the “Seller”), a holder of certain Secured Promissory Note dated December 28, 2023 issued by the Company in the original principal amount of US$153,000,000 (the “Note”), and Infinity Asset Solutions Ltd., (the “Buyer” or “Infinity Asset”), entered into a Note Purchase Agreement (the “Agreement”), pursuant to which the Seller agrees to sell, transfer and assign to the Buyer, and the Buyer agrees to purchase from the Seller, a portion of the Note representing US$51,988,242 of the Outstanding Amount (as defined below), of which the unpaid principal was US$50,000,000 and the unpaid interest was US$1,988,242 as of the date of the Agreement. As of the date of the Agreement, the total amount of the unpaid principal and accrued and unpaid interest under the Note was US$153,738,529 (the “Outstanding Amount”).

Effective on May 6, 2025, the Company changed the ratio of the ADSs representing its Class A ordinary shares from one (1) ADS representing one hundred and twenty (120) Class A ordinary share to one (1) ADS representing two thousand four hundred (2,400) Class A ordinary shares. For the ADS holders, the change in the ADS ratio had the same effect as a one-for-twenty reverse ADS split.

On May 9, 2025, the Company and Infinity Asset entered into a share subscription agreement and a payoff letter (collectively, the “Conversion Documents”), pursuant to which, the Company agreed to issue to Infinity Asset and Infinity Asset agreed to subscribe from the Company, 108,027,515,844 Class A ordinary shares, par value US$0.0000001 per share, of the Company (the “Converted Shares”), as the repayment by the Company to Infinity Asset of all outstanding principal amount and accrued interest under the Note with a total amount of US$51,988,242. On the same date, the Company consummated the issuance of the Converted Shares. The Converted Shares were issued in reliance upon the exemption from securities registration pursuant to Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

On May 9, 2025, the Company adopted an equity incentive plan (the “2025 Equity Incentive Plan”) and issued thereunder 11,800,000,000 Class B ordinary shares, par value US$0.0000001 per share, of the Company (the “Reserved Shares”) to Golden Stream Ltd., a limited liability company incorporated in Cayman Islands (the “ESOP Platform”). The ESOP Platform will hold the Reserved Shares (i) before any granting or vesting to the participants of the 2025 Equity Incentive Plan (the “Participants”), and (ii) after any vesting to the Participants, on behalf of the Participants pursuant to the respective share award agreements. The Reserved Shares were issued in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act.

On June 30, 2025, the Company and MMTEC, Inc. agreed to extend the maturity date of the remaining Note and accrued but unpaid interest to date to December 31, 2025.

EXHIBIT INDEX

Number	Description of Document
10.1	Amendments to Secured Promissory Notes
101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XChange TEC.INC

By:	/s/ Zhichen Sun
Name:	Zhichen Sun
Title:	Chairman of the Board of Directors, Chief Executive Officer
Date: September 3, 2025